Exhibit 99.1

CONTACT: David A. Martin Vice President and Chief Financial Officer Insituform Technologies, Inc. 636-530-8000	Matthew Sherman / Dan Katcher Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

FOR IMMEDIATE RELEASE

INSITUFORM COMMENCES MAILING OF DEFINITIVE PROXY MATERIALS;
MAILS LETTER TO STOCKHODLERS

Urges Stockholders to Vote FOR Insituform’s Directors on the WHITE Proxy Card Today
and Reject Water Asset Management’s Opposition Slate

Chesterfield, MO — April 21, 2008 — Insituform Technologies, Inc. (Nasdaq Global Select Market: INSU) today announced that it has commenced mailing of definitive proxy materials to Insituform stockholders for the Company’s 2008 Annual Meeting of Stockholders.  Insituform stockholders of record as of the close of business on April 9, 2008 will be entitled to attend and vote at the May 19, 2008 Annual Meeting. Insituform urges all stockholders to vote FOR Insituform’s directors on the WHITE proxy card today and reject Water Asset Management’s opposition slate.

Alfred L. Woods, Chairman of Insituform’s Board of Directors, mailed the following letter to stockholders:

April 21, 2008

Dear Fellow Stockholder:

You should be aware that at Insituform’s May 19, 2008 Annual Meeting of Stockholders, Water Asset Management, LLC (“WAM”), a recently formed hedge fund with no operating experience and no meaningful investment track record, is trying to take over control of Insituform by replacing a majority of your Board with its slate of five hand-picked nominees.

Your vote could decide the future value of your investment in Insituform.  We urge you to vote FOR your Board’s highly qualified, experienced and dedicated directors — by telephone, Internet or by signing, dating and returning the WHITE proxy card TODAY in the postage-paid envelope provided.

INSITUFORM IS POSITIONED FOR GROWTH
We Have the Right Plan to Build Stockholder Value

Your Board and management team are committed to building on Insituform’s leadership position as a worldwide provider of proprietary technologies and services for rehabilitating sewer, water, and other underground piping systems without digging or disruption.  We are focused on the next stage of Insituform’s growth and development – and our prospects are robust:

•
Insituform has a market leading position in the U.S. sewer repair and rehabilitation market, and we see significant opportunities for growth as existing U.S. sewer infrastructure continues to age, municipal spending rebounds, and the value and scarcity of water resources is more widely recognized.

•
Over the next 25 years, global unmet demand for sewer and water rehabilitation and infrastructure is conservatively estimated to be $22.6 trillion, according to Booz Allen Hamilton[1].  We are exploiting high growth opportunities and expanding in international markets where demand is burgeoning and competition is more limited. Major recent contract wins in India, Hong Kong and Poland demonstrate that our strategy is producing results.

•
Insituform Blue®, our potable water pipe rehabilitation business, recently announced a $4.25 million contract win to rehabilitate a century-old water main beneath New York City’s Madison Avenue and a $7.7 million project to rehabilitate approximately 19 miles of water pipeline under and around the famed Nathan Road in Kowloon, Hong Kong.  These two contract wins demonstrate the great potential of our clean water strategy.

•
Our United Pipeline Systems® (“UPS”) division, which offers gas, oil and other pipeline rehabilitation throughout the world, is growing profitably and expanding its international reach to areas where the sustained escalation of metal prices and strong investment by oil companies are driving demand.  UPS entered 2008 with record backlog and we continue to see robust new business opportunities around the world.

•
We continue to reduce overhead and improve operating margins through disciplined contracting practices and ongoing cost reduction efforts.  Through these efforts, we anticipate achieving a total of $12 million in annual savings by the end of 2008, of which approximately $4 million will be reinvested in other strategic initiatives.

•
Notwithstanding the challenging environment in recent years, we continue to invest in new and innovative technologies, such as iPlus™ Infusion™, iPlus™  Composite, Polyflex™, Polyfold®, and iTAP®, that position Insituform to capitalize on significant opportunities for growth and value creation.

1 Source: Booz Allen Hamilton, Global Infrastructure Partners, World Energy Outlook, Organisation for Economic Co-operation and Development (OECD), Boeing, Drewry Shipping Consultants, U.S. Department of Transportation.  As cited in strategy+business magazine, issue 46, Spring 2007.

Your Board regularly reviews and considers the Company’s strategic options, often in consultation with outside advisors, to determine how best to create stockholder value. Recently, your Board has worked with an independent financial advisor, Merrill Lynch & Co., to carefully evaluate Insituform’s business prospects, capital structure and the industry landscape.  After consultation with Merrill Lynch, your Board unanimously concluded that the execution of the Company’s business plan and the recent hiring of Joe Burgess as our new Chief Executive Officer are the best ways to enhance value for all Insituform stockholders.

PROVEN WATER INDUSTRY LEADER JOE BURGESS RECENTLY APPOINTED PRESIDENT AND CEO OF INSITUFORM

Joe Burgess, who has 20 years of experience in the water, energy and petrochemical industries, was recently named President and CEO of Insituform.  With the addition of Mr. Burgess to Insituform’s senior management, the Company has the right team to deliver sustainable and profitable growth.

Mr. Burgess brings to Insituform considerable expertise in strategic planning, operations management and customer service.  Mr. Burgess was most recently President and CEO of Veolia Water North America, a leading provider of water and wastewater services to municipal, federal and industrial customers.  Under his leadership, revenues for Veolia’s North America water business increased approximately $225 million, or 45%, during the three-year period ended December 31, 2007, and Veolia experienced a $45 million increase in EBIT during the same period.

WAM’S ILL-CONCEIVED “PLAN” FOR INSITUFORM IS NOT IN THE BEST INTERESTS OF ALL STOCKHOLDERS

WAM has no strategic plan for Insituform – its stated intention is to simply take control of your Board and pursue a fire sale of the Company.  We believe that WAM has no interest in creating sustainable growth and its so-called plan is irresponsible, self-serving and threatens the future value of Insituform.

WAM has previously demanded that your Board call off its search for a permanent CEO and proceed with an immediate sale process.  Your Board recently concluded a strategic review of the Company’s options and, after considering today’s highly uncertain financial markets and the worst M&A environment in recent years, determined that now is not the right time to sell the Company.  Nevertheless, WAM still calls for the sale of Insituform – a position that we believe reflects its lack of understanding of your Company and the businesses and markets in which we operate, as well as current market conditions.

Furthermore, WAM has indicated that its nominees, if given control of your Board, would only begin to devise a plan for Insituform after the failure of its ill-advised sale process.  Although WAM has repeatedly trumpeted its water expertise and investment prowess, we have found no evidence that WAM, its principals or their predecessor investment firms have any operating expertise in the industries in which Insituform operates or any meaningful investment track record.  We strongly believe that it is in our stockholders’ best interests not to turn over control of your Company to a recently formed hedge fund with no business plan and no known relevant operating or investment expertise.

We strive to maintain open and constructive communication with our stockholders.  In the interests of avoiding a proxy contest, the Corporate Governance and Nominating Committee of your Board repeatedly offered to meet with WAM’s nominees to understand their background and qualifications to serve as directors of your Company.  WAM, however, repeatedly refused to make its nominees available because, as it indicated in its February 8, 2008 letter to the Company, it believed that its candidates’ commitment to “implement an agenda that centers on immediately pursuing strategic alternatives, including the possibility of a sale of the Company, and immediately ending the search for a permanent CEO,” was “the most important criteria for determining who should serve on the Board.”

YOUR VOTE IS IMPORTANT.  PROTECT YOUR INVESTMENT
BY VOTING FOR YOUR BOARD ON THE WHITE PROXY CARD TODAY!

Your Board is independent, engaged, diverse, open-minded, and committed to enhancing stockholder value.  The Board is comprised of highly-qualified, proven business executives who bring a deep understanding of Insituform’s technologies, markets, customers and products.  Your directors have devoted significant time and energy to developing the Company’s strategic plan, and the Board and management team are committed to successfully executing that plan.

This is a critical time for your Company and the water service industry as a whole.  As fundamental infrastructure ages and grows, the sewer and water rehabilitation business becomes increasingly more vital to the maintenance of cities across the country and around the world.  Now, more than ever, we need to maintain a solid, competitive position.

To ensure that all stockholders can benefit from the future opportunities ahead and prevent WAM from seizing control of your Board, please use the enclosed WHITE proxy card to vote FOR your Board’s highly qualified nominees TODAY — by telephone, Internet or by signing, dating and returning the WHITE proxy card TODAY in the postage-paid envelope provided.

On behalf of your Board of Directors, I thank you for your continued support,

Sincerely,

Alfred L. Woods
Chairman

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED
Stockholders Call Toll-Free:  (888) 750-5834
Banks and Brokers Call Collect:  (212) 750-5833

IMPORTANT
We urge you NOT to sign any Blue proxy card sent to you by Water Asset Management.
If you have already done so, you have every legal right to change your vote by using the enclosed WHITE proxy card to vote TODAY—by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

Additional Information
Insituform has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) in connection with its 2008 Annual Meeting. Insituform’s stockholders are strongly advised to read the definitive proxy statement carefully, as it contains important information.  Free copies of the definitive proxy statement, and any amendments or supplements thereto, and other materials filed by Insituform with the SEC will be available free of charge on the SEC’s website at www.sec.gov, on Insituform’s website at www.insituform.com under Investors/SEC or by directing requests to Insituform’s proxy solicitor, Innisfree M&A Incorporated, toll free at (888) 750-5834.

Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  The Company makes forward-looking statements in this document that represent the Company’s beliefs or expectations about future events or financial performance.  These forward-looking statements are based on information currently available to the Company and on management’s beliefs, assumptions, estimates and projections and are not guarantees of future events or results.  When used in this document, the words “anticipate,” “estimate,” “believe,” “plan,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Such statements are subject to known and unknown risks, uncertainties and assumptions, including those referred to in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 10, 2008.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.  In addition, our actual results may vary materially from those anticipated, estimated, suggested or projected.  Except as required by law, we do not assume a duty to update forward-looking statements, whether as a result of new information, future events or otherwise.  Investors should, however, review additional disclosures made by the Company from time to time in its periodic filings with the Securities and Exchange Commission.  Please use caution and do not place reliance on forward-looking statements.  All forward-looking statements made by the Company in this document are qualified by these cautionary statements.

Insituform®, the Insituform® logo and Insituform Blue® are the registered trademarks of Insituform Technologies, Inc. and its affiliates.

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